 Filed Pursuant to Rule 253(g)(2)

File No. 024-12629

Offering Circular Supplement No. 1

Dated December 29, 2025

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified September 8, 2025.

This Offering Circular Supplement No.1 discloses that the Subject Convertible Notes held by NLF Support Services, LLC (a Selling Shareholder) were converted ($97,500.00 in principal and $3,085.44 in interest, a total of $100,585.44) into a total of 670,569 Conversion Shares. These 670,569 Conversion Shares are Selling Shareholder Shares and were sold by the Selling Shareholder at the then-applicable fixed offering price of $0.15 per share.